UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Advanced Emissions Solutions, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

00770C101

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☒

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00770C101 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,093,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,093,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 00770C101 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,617,091
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,617,091
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,091
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00770C101 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,278,281
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,278,281
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00770C101 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 338,810
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 338,810
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 338,810
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00770C101 (Common Stock)

1.	Names of Reporting Persons. Blackwell Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 476,243
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 476,243
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 476,243
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00770C101 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,093,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,093,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00770C101 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,093,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,093,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00770C101 (Common Stock)

Explanatory Note: This Amendment No. 1 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on July 30, 2014, amends and supplements the items set forth herein. As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock described in Item 5 were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$4,778,874
CCP2	Working Capital	$1,231,337
Blackwell	Working Capital	$1,853,538

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 21,729,032 shares of Common Stock outstanding as of February 12, 2014, as reported in the Press Release filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, dated February 14, 2014, as filed with the Securities and Exchange Commission on February 14, 2014, after giving effect to the two-for-one stock split effective as of March 17, 2014.

The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Purchase	10/02/2014	227,891	$20.97
CCP2	Purchase	10/02/2014	58,719	$20.97
Blackwell	Purchase	10/02/2014	88,390	$20.97

CUSIP No. 00770C101 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2014

COLISEUM CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher Shackelton
Christopher Shackelton, Manager

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray
Adam Gray, Manager

BLACKWELL PARTNERS, LLC

By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Adam Gray
Adam Gray, Manager

CHRISTOPHER SHACKELTON

/s/ Christopher Shackelton
Christopher Shackelton

COLISEUM CAPITAL, LLC

By	/s/ Adam Gray
Adam Gray, Manager

COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray
Adam Gray, Manager

ADAM GRAY

/s/ Adam Gray
Adam Gray